UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Move, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62458M108

(CUSIP Number)

Fred Anderson

Elevation Partners, L.P.

2800 Sand Hill Road, Suite 160

Menlo Park, CA 94025

(650) 687-6700

Copy to:

Kirsten J Jensen, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Employee Side Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 62458M108

1.	Names of Reporting Persons. Fred Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Paul Hewson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Roger McNamee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,270.26
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,270.26
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Bret Pearlman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Persons (See Instructions) IN

This Amendment No. 5 supplements and amends the statement on Schedule 13D filed on December 9, 2005, as amended by Amendment No. 1 filed on December 16, 2008, Amendment No. 2 filed on February 10, 2011, Amendment No. 3 filed on February 23, 2011 and Amendment No. 4 filed on March 26, 2012 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding inserting the following paragraph immediately prior to the last two paragraphs of Item 4:

The redemption by the Issuer of all remaining shares of Series B Preferred Stock owned by the Purchasers, consisting of an aggregate of 49,044.05 shares, including 49,033.26 shares owned by Elevation and 10.79 shares owned by Side Fund, was consummated on April 6, 2012. Pursuant to the terms of the Certificate of Designation, the aggregate redemption price paid to the Purchasers was $49,497,026.35, of which $49,486,136.69 was payable to Elevation and $10,889.66 to Side Fund. Mr. Anderson resigned from the Issuer’s board of directors as of April 6, 2012, upon consummation of the redemption.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to read in its entirety as follows:

(a), (b) As of the date of filing of this Schedule 13D, none of the Reporting Persons beneficially owned any shares of Issuer Common Stock, except for Mr. McNamee, who beneficially owned 3,912.5 shares of Issuer Common Stock as of such date through a trust, which 3,912.5 shares constitute less than 0.1% of the Issuer Common Stock.

The foregoing disclosure assumes that there are 39,437,719 shares of Issuer Common Stock outstanding as of February 10, 2012, which figure is based on Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2012.

(c) Except as set forth in Item 3, Item 4 and this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 6, 2012. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2012

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P.,
as General Partner

By:	Elevation Associates, LLC,
as General Partner

By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,
as General Partner

By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, LLC

By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC,
as Managing Member

By:	*
	Name:	Fred Anderson
	Title:	Manager

ELEVATION MANAGEMENT, LLC

By:	*
Name:	Fred Anderson
Title:	Manager

*
Fred Anderson

*
Paul Hewson

*
Roger McNamee

*
Bret Pearlman

* /s/ Tracy Hogan
Attorney-in-fact for Reporting Persons pursuant to Power of Attorney